FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Consolidated Financial Results for the Year Ended March 31, 2004

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 12, 2004

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome
Chiyoda-ku, Tokyo 100-0004
Japan

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

     Form 20-F  X  Form 40-F

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes      No  X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

SIGNATURES
Consolidated Financial Results for the Year Ended March 31, 2004
Management Policies
Highlights of Consolidated Financial Results for Fiscal 2004
Overview of our Operations and Principal Activities
Statements of Consolidated Income
Consolidated Balance Sheets
Statements of Consolidated Shareholders’ Equity
Statements of Consolidated Cash Flows
Basis of Financial Statements and Summary of Significant Accounting Policies
Net Income per Share
Segment Information
Marketable Securities
Retirement Benefits

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2004

MITSUI & CO., LTD.

By:	/s/ Tasuku Kondo

Name:	Tasuku Kondo
Title:	Executive Director
Executive Vice President
Chief Financial Officer

Consolidated Financial Results for the Year Ended March 31, 2004

[Based on accounting principles generally accepted in the United States of America (“U.S. GAAP”)]
Tokyo, May 11, 2004 — Mitsui & Co., Ltd. announced its consolidated financial results for the year ended March 31, 2004.

Mitsui & Co., Ltd. and subsidiaries
(Web Site: http://www.mitsui.co.jp)

President and Chief Executive Officer: Shoei Utsuda
Investor Relations Contacts: Satoshi Tanaka, General Manager, Investor Relations Division TEL 81-3-3285-7533

1.	Consolidated financial results for the year ended March 31, 2004 (from April 1, 2003 to March 31, 2004)

(1)	Consolidated operating results information

			Income from continuing operations before
			income taxes, minority				Total trading
	Revenues		interests and equity in earnings		Net income		transactions
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%

Year ended March 31, 2004	2,980,342	6.9	86,887	34.8	68,387	119.6	12,281,517	7.0
Year ended March 31, 2003	2,788,151	11.9	64,468	(0.7)	31,138	(43.8)	11,477,763	1.9

				Income from continuing	Income from continuing
				operations before income	operations before income
				taxes, minority interests and	taxes, minority interests and
	Net income per	Net income per	Return on	equity in earnings to total	equity in earnings to total
	share, basic	share, diluted	equity	assets ratio	trading transactions ratio
	Yen	Yen	%	%	%

Year ended March 31, 2004	43.25	40.89	7.5	1.3	0.7
Year ended March 31, 2003	19.68	18.69	3.5	1.0	0.6

Notes:

1.	For the year ended March 31, 2004, the revenue presentation was changed in the Statements of Consolidated Income in a manner consistent with the accounting guidance in Financial Accounting Standards Board (“FASB”) Emerging Issues Task Force Issue (“EITF”) No. 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent.” The figures in the Statements of Consolidated Income for the year ended March 31, 2003 have been restated to conform to the current year presentation.

2.	Equity in earnings of associated companies — net for the years ended March 31, 2004 and 2003 were ¥40,078 million and ¥15,295 million, respectively.

3.	Average number of shares outstanding during the years ended March 31, 2004 and 2003 were 1,581,195,023 and 1,582,278,485, respectively.

4.	Change in accounting principles applied: Yes

5.	Percentage figures for Revenues, Income from continuing operations before income taxes, minority interests and equity in earnings, Net income, and Total trading transactions represent changes from the previous year.

6.	Parentheses represent negative figures or decreases.

7.	Total trading transactions is a voluntary disclosure and represents the gross transaction volume or the nominal aggregate value of the sales contracts in which Mitsui & Co., Ltd. and its subsidiaries (the “companies”) act as principal and transactions in which the companies serve as agent.
Total trading transactions is not meant to represent sales or revenues in accordance with U.S. GAAP. The companies have included the information concerning total trading transactions because it is used by similar Japanese trading companies as an industry benchmark, and the companies believe it is a useful supplement to results of operations data as a measure of the companies’ performance compared to other similar Japanese trading companies. Total trading transactions is included in the measure of segment profit and loss reviewed by the chief operating decision maker.

8.	In accordance with Statement of Financial Accounting Standards (“SFAS”) No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the figures for the year ended March 31, 2003 relating to discontinued operations have been reclassified.

9.	In consideration of a consensus relating to the presentation of gains and losses on derivative instruments held for trading purposes by the EITF under U.S. GAAP, all gains and losses on forward contracts held by certain foreign subsidiaries for trading purposes for crude oil and oil products, which are also derivatives, are shown net in Total trading transactions effective April 1, 2003. In relation to this change, the figures for the year ended March 31, 2003 have been restated.

(2)	Consolidated financial position information

		Shareholders’	Shareholders’	Shareholders’
	Total assets	equity	equity ratio	equity per share
	Millions of Yen	Millions of Yen	%	Yen

March 31, 2004	6,716,028	963,278	14.3	609.28
March 31, 2003	6,540,520	862,147	13.2	545.19

Note:	Number of shares outstanding at March 31, 2004 and 2003 were 1,581,013,054 and 1,581,376,992, respectively.

(3)	Consolidated cash flows information

			Net cash (used in)	Cash and cash
	Net cash provided by	Net cash used in	provided by	equivalents at end of
	operating activities	investing activities	financing activities	year
	Millions of Yen	Millions of Yen	Millions of Yen	Millions of Yen

Year ended March 31, 2004	100,079	(134,154)	(12,248)	638,299
Year ended March 31, 2003	52,148	(4,243)	17,824	694,813

Note:	The companies changed their policy regarding which items to be treated as cash equivalents on April 1, 2003, and decided to include certain short-term investment securities which are readily convertible to known amounts of cash and present no significant risk of changes in value as cash equivalents. In relation to this change, amounts presented for the year ended March 31, 2003 have been restated.

(4)	Number of consolidated subsidiaries and associated companies accounted for by the equity method Consolidated subsidiaries: 424 Associated companies accounted for by the equity method: 299

(5)	Changes in number of consolidated subsidiaries and associated companies accounted for by the equity method
Consolidated subsidiaries: increase 52, decrease 56
Associated companies accounted for by the equity method: increase 35, decrease 54

2.	Forecast of consolidated operating results for the year ending March 31, 2005 (from April 1, 2004 to March 31, 2005)

	Total trading transactions	Net income
	Millions of Yen	Millions of Yen

Year ending March 31, 2005	12,000,000	80,000

Note:	Forecasted basic net income per share for the year ending March 31, 2005 is Yen 50.60.

A Cautionary Note on Forward-Looking Statements:

This report contains statements (including figures) regarding Mitsui & Co., Ltd. (“Mitsui”)’s corporate strategies, objectives, and views of future developments that are forward-looking in nature and are not simply reiterations of historical facts. These statements are presented to inform stakeholders of the views of Mitsui’s management but should not be relied on solely in making investment and other decisions. You should be aware that a number of important risk factors could lead to outcomes that differ materially from those presented in such forward-looking statements. These include, but are not limited to, (i) change in economic conditions that may lead to unforeseen developments in markets for products handled by Mitsui, (ii) fluctuations in currency exchange rates that may cause unexpected deterioration in the value of transactions, (iii) adverse political developments that may create unavoidable delays or postponement of transactions and projects, (iv) changes in laws, regulations, or policies in any of the countries where Mitsui conducts its operations that may affect Mitsui’s ability to fulfill its commitments, and (v) significant changes in the competitive environment. In the course of its operations, Mitsui adopts measures to control these and other types of risks, but this does not constitute a guarantee that such measures will be effective.

Management Policies

1.	Management Policies and Status Report

(1) Actions during the Year Ended March 31, 2004 (“Fiscal 2004”)

In May 2001, we, Mitsui & Co., Ltd. and its subsidiaries, announced “Challenge 21,” our Medium-Term Strategic & Financial Plan for the three-year period ended in March 2004. This plan was directed at helping us evolve as Japan’s strongest Comprehensive Business Engineering group, and through implementing it, we sought to create new value and maximize profitability by taking steps such as renewing our management framework and prioritizing the allocation of our resources into strategic areas. Specific actions taken during fiscal 2004 were directed toward:

1)	Earning and Keeping the Trust and Respect of Society

We are committed to maximizing shareholder value through business conduct that balances the pursuit of earnings with socially responsible behavior. While retaining our corporate themes of “frame-breaking spirit” and “creative challenge” we will continue to take steps to strengthen our compliance, corporate governance and internal control systems during the year.

2)	Establishing a New Management Framework and Operating Structure

We discontinued the Operating Group System, in which Chief Operating Officers (COOs) of Business Units reported to five Group Presidents, in order to speed up decision-making and the execution of business strategies. Instead, COOs are now delegated with the same level of authority as Group Presidents, reporting directly to the President & Chief Executive Officer (“President”). Furthermore, a new operating structure was introduced to cover branch offices within Japan, effective April 2004, with the aim of improving operating efficiency and enabling a more dynamic exploration of global business opportunities.

3)	Allocation of Corporate Resources into Strategic Areas

We are channeling resources into core business areas and new business areas. Specifically:

•	In the natural resources development business, which includes energy and minerals, we made an equity investment in the controlling shareholder of Companhia Vale do Rio Doce in Brazil, the world’s largest supplier of iron ore, and decided to proceed with the second phase development of the Sakhalin II Project.

•	In the contract food distribution arena, we upgraded infrastructure by the equity infusion at Sanyu Koami (now Mitsui Foods) and the acquisition of a majority interest in Mitsui Norin, Japan’s largest producer and seller of raw tea leaves.

•	We participated in an equity offering made by United Auto Group, the second-largest auto dealer in the United States. We are also increasing our exposure in the power generation business through projects such as investing in a water desalinization and power generation project in Abu Dhabi.

•	In the area of new technologies, we started operations at a trial biomass ethanol plant in Brazil and opened the Nanotech Park in Tsukuba, Japan.

•	In the financial arena, we established the Financial Markets Business Unit to gather our knowledge and expertise. This unit includes foreign exchange, interest-rate and precious metals dealing, private equity business, venture capital, leasing and other activities.

4)	Rigorous Review of our Subsidiaries and Associated Companies

For the year ended March 31, 2003 (“fiscal 2003”), we recorded an aggregate loss of ¥71.1 billion from unprofitable subsidiaries and associated companies, including one-time losses from events such as withdrawal from a petrochemical manufacturing operation in North America and impairment losses in the aircraft leasing business. To rectify this situation, we have launched a comprehensive review of the performance and viability of our subsidiaries and associated companies. This process covered 702 companies, which we rigorously screened against nine metrics (including profit after cost of capital), and all companies listed went through rigorous scrutiny. As a result, a decision was made to exit from 190 companies, and subsequently, definitive actions were taken at approximately 100 of them during fiscal 2004. Although additional exit costs of ¥15 billion were incurred as a result of these measures, total earnings/losses from subsidiaries and associated companies reached ¥62.3 billion (including ¥53.4 billion in aggregate losses from unprofitable companies), a substantial improvement over the ¥22.9 billion in fiscal 2003.

5)	Executing Global Strategies: Focus on Asia

Our global strategy focuses on Asia where the market is expanding mainly around China and the ASEAN free trade region. China and its environs will play an even greater role in world trade now that China and Taiwan are members of the WTO. We have been channeling human resources to these regions, forging strategic alliances with leading companies and creating a broad spectrum of new businesses. As an example, we established a joint venture with SVA (GROUP) CO., LTD., one of the largest information electronics companies in China. The new joint venture, Shanghai SVA-Mitsui, has been operating since November 2003, which markets SVA’s products in the Chinese market and overseas.

6)	Business Process Re-Engineering

During the past three years, we have been carrying out Business Process Re-Engineering that has the aim of standardizing our business procedures through the use of Enterprise Resource Planning, and we are now reaching the final stage of this project. The objectives are to improve productivity and enhance knowledge sharing, thereby enabling faster management decisions and value creation. In April 2004, operations began at our Shared Service Centers, which handle all of our cash settlements and delivery tasks. In addition, MICAN, a new information system infrastructure, will commence full-scale operations in November 2004.

(2) Progress on “Challenge 21”

In “Challenge 21,” we have set the aggressive quantitative targets of net income ¥130 billion and an ROE of 12%, as we set about evolving as Japan’s strongest Comprehensive Business Engineering group. Unfortunately, our net income for the year of ¥68.4 billion means that we fell well short of these quantitative targets, primarily due to the significant expenses resulting from the restructuring of subsidiaries and associated companies as well as the increase in pension costs. The slower recovery of the Japanese economy and slow growth of the IT industry also held back our performance. Nevertheless, this is a record high of net income and our net worth and earning basis have been steadily growing through the past three-year period of “Challenge 21”. At the same time, we made significant progress in reaching qualitative targets such as prioritizing the allocation of corporate resources into strategic areas, increasing the value of our subsidiaries and associated companies and executing business process re-engineering as mentioned above.

(3) Key Initiatives in the New Medium-Term Strategic & Financial Plan

“Challenge 21” anticipated rapid changes in our operating environment, but the pace of such changes has now become even faster. As globalization advances, China is rapidly increasing its stature. Unified regional economies are emerging in Asia, Europe and the Americas. The ongoing IT revolution is speeding up the power shift from suppliers to consumers. Furthermore, we are facing increasing demands regarding global health, safety and environmental issues as well as management transparency and accountability.

In response to these changes in the operating environment, we are preparing a new Medium-Term Strategic & Financial Plan covering the two-year period ending March 31, 2006. Details of the plan, including quantitative targets, will be released on May 19, 2004, but the plan will be based on the following themes.

1)	Taking on the Challenges of Exploring New Business Opportunities

In anticipation of structural changes in Japan and elsewhere, we will move quickly to develop businesses in new fields. In April 2004, we established the Consumer Service Business Unit with the mission of developing new consumer-oriented business models in rapidly growing service industries in Japan, such as knowledge-based businesses, healthcare and medical services. We also established the Transportation Logistics Business Unit in order to upgrade our capabilities and explore new business opportunities in the global transportation logistics domain, traditionally one of the core functions of general trading companies. We will further take strategic actions in response to the emergence of unified, regional economies in Asia, Europe and the Americas; laying the groundwork for expansion in emerging markets in greater China, central and eastern Europe, Russia/CIS, Brazil, Chile and elsewhere; and forming strategic alliances with leading companies in Japan and overseas.

2)	Enhancing the Business Expertise and Leverage on Synthesizing Capability

While enhancing marketing expertise and capabilities in each business domain, we will take strong actions to provide clients with new value by synthesizing and integrating these expertise and capabilities. We will utilize knowledge management and other techniques to take knowledge sharing beyond organizational boundaries, enabling us to draw on resources across the entire organization to meet the increasingly diverse and complex demands of clients. Organization-wise, we reshuffled and consolidated business units from 19 to 13 in April 2004 with the aim of optimizing resource allocation and executing global strategies with agility and efficiency.

3)	Refining Corporate Governance and Internal Control

We are committed to improving management transparency and accountability as well as clarifying the division of roles between management oversight and business execution. For this purpose, we have established three advisory committees to the Board of Directors, namely, the Governance Committee, the Nomination Committee and the Remuneration Committee. We will also be increasing the number of external directors as well as shortening the terms of directors and reviewing the remuneration systems of directors and executive officers (including the elimination of retirement bonuses). We also established the Internal Control Committee in April 2004 to reinforce the internal control system, including compliance programs.

4)	Proactive Approach to Corporate Social Responsibility

One of the most important issues in our business management is our active approach to tackling global environment problems. To enhance our proactive approach to corporate social responsibility (“CSR”), including environmental issues, we established the CSR Promotion Committee in April 2004.

2.	Dividend Policy

To maximize shareholder value, we seek to maintain an optimal balance between (1) achieving sustainable growth through strategic investments in the areas of our core competence and growth and (2) paying out cash dividends as direct compensation to shareholders.

We plan to pay a dividend of ¥8 per share for fiscal 2004, the same as fiscal 2003. As for the year ending March 31, 2005, we may consider the possibility of increasing the dividend payout per share, depending on the magnitude of improvements in the overall performance of our operations.

3.	Basic Approach to and Action Taken on Corporate Governance

(1) Basic Approach to Corporate Governance

We view corporate governance in its narrow definition, the oversight of the management team by our shareholders, and focus on two goals; improving management transparency and accountability; and clarifying the division of roles between management oversight and business execution. On the other hand, internal control involves the control and supervision of our operations by the management team, which is responsible for business execution. In this regard, we are required to comply with the Sarbanes-Oxley Act of 2002 in the United States because our shares are listed on the U.S. NASDAQ National Market. To meet such requirement, we have designed and operate an internal control system covering Mitsui group in Japan and overseas. The system has three objectives: improving the effectiveness and efficiency of operations; providing high reliability of financial reporting; and complying with applicable laws and regulations.

As mentioned above, we aim to conduct our business in a manner that balances the pursuit of earnings with socially responsible behavior. By proactively approaching CSR and strengthening corporate governance and internal control systems in a unified manner, we are striving to achieve sustainable growth of shareholder value while earning the trust and appreciation of shareholders and all stakeholders.

(2)	Actions Taken on Corporate Governance

1)	Framework for Corporate Governance

A 2002 amendment to the Commercial Code of Japan gave us the alternative of selecting the “Committee System” as the framework for corporate governance. We decided, however, to maintain the current system with corporate auditors because we believe that corporate auditors, whose functions are legally empowered and reinforced, provide adequate auditing functions. Furthermore, internal directors are well versed in our business operations and can therefore contribute to speedy and effective management. Based on the incumbent framework, we will build an optimal and effective corporate governance system with the aim of attaining two goals: improving management transparency and accountability; and clarifying the division of roles between management oversight and business execution.

Although we retained the corporate auditor system, we did decide to adopt certain aspects of the Committee System and established three committees to provide advice to the Board of Directors as of April 1, 2004. The Governance Committee (chaired by the Chairperson of the Board of Directors) considers the overall status and directions of the Company’s corporate governance system, inviting the perspectives of external directors. The Nomination Committee (chaired by the President), which also includes external directors, handles issues related to nominations of directors and executive officers. The Remuneration Committee (chaired by an external director) handles issues related to remuneration of directors and executive officers. By disclosing the processes for evaluations and decision-making, we expect that these committees will improve management transparency and accountability.

Following the introduction of the Executive Officer System in April 2002, we have reduced the number of Directors from 38 in June 2002 to 11. There are currently 10 Directors and 40 Executive Officers. One external director was elected in June 2003, and we are planning to increase this to two subject to approval at the Annual General Meeting of Shareholders scheduled for June 2004. As of April 2004, the Chairperson of the Board of Directors became a Non-Executive Director, making it clear that he will be responsible solely for management oversight.

There are five Corporate Auditors, of which three are external auditors. We have reinforced the auditing functions by establishing a full-time staff that is independent from the business execution organizations. The Board of Corporate Auditors functions, as a substitute for the Audit Committee in the United States, as needed and performs the duty of management oversight in accordance with requirements of the Sarbanes-Oxley Act of 2002 and other related regulations.

2)	Framework for Business Execution and Internal Control

Recognizing internal control as a system required to achieve management goals, including risk management, we strive to establish and operate an efficient internal control system covering Mitsui group in Japan and overseas. We have proactively adopted the advanced internal control frameworks that are used in the United States. Furthermore, to deal with an increasingly broad spectrum of risks, we have newly established or reorganized a number of key committees that are concerned with business execution and internal control as of April 1, 2004.

The Internal Control Committee, which is chaired by the President, sets the basic policy for internal control, provides a unified structure for internal control, and takes steps to maintain and enhance the effectiveness of these controls. This committee oversees two other committees, the Compliance Committee and the Disclosure Committee. The Compliance Committee is the nucleus of our compliance system. The Disclosure Committee ensures the accurate and proper disclosure of information. We also established the Crisis Response Headquarters, which reports directly to the President in preparation for managing various crises should they arise. The Internal Auditing Division, an independent organization reporting directly to the President, audits the overall internal control framework and provides suggestions and recommendations on improvements.

The diagram below illustrates the overall structure of our corporate governance and internal control systems, including the newly established CSR Promotion Committee as well as existing units such as the Advisory Board (an advisory body to the President consisting of four prominent individuals from the outside).

3)	Other Measures to Improve Corporate Governance

We are taking a variety of other measures to improve the quality of corporate governance and internal control based on the basic frameworks mentioned above.

We plan to shorten the terms of Directors to one year subject to approval at the Annual General Meeting of Shareholders scheduled for June 2004, introducing a proper level of tension between shareholders and Directors. In July 2004, we also plan to revise and simplify the remuneration system for Directors and Corporate Auditors, including the elimination of retirement bonuses to achieve higher transparency. The utilization of IT for proxy distribution and shareholders voting has been introduced toward the Annual General Meeting of Shareholders, making it more convenient for shareholders to exercise their right to vote.

As required by the Sarbanes-Oxley Act, we have evaluated our internal control system for disclosure and operations throughout the company, and the President and the Chief Financial Officer respectively certified such results in favor of the U.S. Securities and Exchange Commission. Furthermore, to ensure the independence of Independent Auditors, pre-approval of the Board of Corporate Auditors is required before submission of audit and non-audit services to these auditors. Regarding compliance, which is an important element of internal control, we have established the Mitsui Business Conduct Guidelines for Executives and Employees and required subsidiaries and associated companies to establish equivalent codes, ensuring that all of group companies constantly monitor and improve the status of compliance.

4)	Relationships with External Directors and External Corporate Auditors

Akishige Okada, an external Director (elected in June 2003), is the Chairman & Executive Director of Sumitomo Mitsui Banking Corporation, which provides banking services to us on a regular basis. Akira Chihaya, a nominee for external Director (to be elected in June 2004), is the Chairman and Executive Director of Nippon Steel Corporation. This company competes with us in business fields such as metal, machinery and IT, and at the same time, is one of our primary customers. Hideharu Kadowaki, a nominee for external Corporate Auditor (to be elected in June 2004), is a Vice President and Executive Director of Sumitomo Mitsui Financial Group. Its wholly owned subsidiary, Sumitomo Mitsui Banking Corporation, provides banking services to us on a regular basis. The other external Corporate Auditors have no notable material relationship or financial interest with us.

Highlights of Consolidated Financial Results for Fiscal 2004

1.	Summary of Operating Results for Fiscal 2004

(1)	Total Trading Transactions

Total trading transactions for fiscal 2004 increased ¥803.8 billion, or 7.0% over fiscal 2003, to ¥12,281.5 billion mainly attributable to:

–	higher overall market prices for petrochemicals and the strong performance of newly consolidated subsidiaries in the Chemical Segment;

–	the increase related to ocean transport vessel, automobile and cell-phone unit transactions in the Machinery, Electronics & Information Segment;

–	the increase related to iron and steel raw materials transactions and steel products exported to China and other Asian countries in the Metal Products & Minerals Segment; and

–	the increase related to LNG and crude oil transactions in the Energy Segment.

See page 1 for an explanation of total trading transactions.

(2)	Earnings

Gross profit increased ¥41.3 billion to ¥609.9 billion mainly driven by the Chemical Segment, Machinery, Electronics & Information Segment, Consumer Products & Services Segment and Metal Products & Minerals Segment. See “Operating Segment Information” below.

Selling, general and administrative (“SG&A”) expenses increased ¥40.0 billion to ¥496.4 billion. This increase was due to newly consolidated subsidiaries and the increase in employee pension benefit costs.

Provision for doubtful receivables decreased ¥3.5 billion to ¥10.2 billion. This decrease was due to a provision recorded in fiscal 2003 for the customers in Latin America and the deterioration of the business environment in the airline industry in the United States.

Gain on securities contributed to an employee retirement benefit trust decreased ¥15.8 billion to nil, as it was a transient gain in fiscal 2003.

Government grant for transfer of substitutional portion of the Employee Pension Fund Plan (“EPF”) increased ¥17.2 billion, which was recorded upon completion of a transfer of the benefit obligation and assets related to the employee pension benefit plan.

Loss on write-down of securities decreased ¥6.9 billion to ¥31.0 billion due to a loss in marketable securities of banks and financial institutes recorded in fiscal 2003.

Impairment loss of long-lived assets decreased ¥1.2 billion to ¥22.7 billion due to a loss in leased aircrafts in fiscal 2003.

Other expense — net increased ¥17.9 billion to ¥28.9 billion due to the settlement of antitrust lawsuit in the United States.

As a result of the above, income from continuing operations before income taxes, minority interests and equity in earnings increased ¥22.4 billion to ¥86.9 billion.

Equity in earnings of associated companies — net (after income tax effect) increased ¥24.8 billion to ¥40.1 billion, due to strong performance of LNG project companies and mineral resources companies. In addition, we had recognized an impairment of goodwill on an investment in a domestic listed IT company and an impairment of overseas chemical plant facilities in fiscal 2003.

As a result of these developments, net income increased ¥37.2 billion, or 119.6% over fiscal 2003, to ¥68.4 billion, after the deduction of net loss of ¥4.0 billion primarily due to discontinued operations of a golf course and net loss of ¥2.3 billion of the cumulative effect of adoption of SFAS No. 143, “Accounting for Asset Retirement Obligation.”

(3)	Operating Segment Information

Total trading transactions, gross profit and net income by operating segments for fiscal 2004 are given below.

See page 1 for an explanation of total trading transactions.

Metal Products & Minerals Segment

Total trading transactions increased ¥185.7 billion to ¥2,063.1 billion, reflecting steady growth in iron and steel raw material related transactions and steel product export to China and other Asian countries. Gross profit increased ¥6.8 billion to ¥77.5 billion, because the transactions of iron ore, steel scraps and non-ferrous metals in overseas subsidiaries showed a firm performance. Net income increased ¥8.6 billion to ¥23.6 billion due to a gain on a sale of securities of an iron ore related company and the contribution of equity in earnings from newly associated overseas mineral resources companies.

Machinery, Electronics & Information Segment

Total trading transactions increased ¥169.8 billion to ¥2,626.5 billion due to the increased transactions of ocean transport vessels, automobiles, cell-phone units and industrial plants. Gross profit increased ¥10.4 billion to ¥128.4 billion mainly due to the increase in the transactions of industrial plants, ocean transport vessels, automobiles and IT related businesses including cell phone units. Net income increased by ¥12.2 billion to ¥7.3 billion. In fiscal 2003, this segment reported transient losses such as an impairment of leased aircrafts and an investment in a domestic IT company due to a sharp decline in its stock price, and provision for doubtful receivables of customers in Latin America and the aircraft financing. In fiscal 2004, despite the write-down of unlisted IT securities and impairment of machinery plant facilities, net income recovered by the increased gross profit and by the declined provision for doubtful receivables from net loss of ¥4.9 billion in fiscal 2003.

Chemical Segment

Total trading transactions increased ¥293.0 billion to ¥1,714.8 billion, reflecting higher overall market prices for petrochemicals and the contribution by the subsidiaries consolidated from fiscal 2004. Gross profit increased ¥22.1 billion to ¥83.0 billion, mainly due to the increase in total trading transactions. Net income increased by ¥15.9 billion to ¥10.0 billion, despite the settlement of an antitrust lawsuit in the United States. In fiscal 2003, this segment had a loss from chemical related discontinued operations in North America and the impairment on chemical production facilities.

Energy Segment

Total trading transactions increased ¥231.8 billion to ¥1,356.0 billion mainly due to the increase of LNG and crude oil transactions. Gross profit increased ¥0.8 billion to ¥53.8 billion due to the increase in gross profit of oil sales company in Japan, despite the decline in the trading of crude oil and petroleum products in overseas subsidiaries. Net income increased ¥1.3 billion to ¥24.0 billion due to the decline in an impairment loss of land in a domestic company and the increased equity in earnings of energy resource related associated companies. This increase was partially offset by the increase in SG&A expenses and the cumulative effect of adoption of SFAS No. 143 to the asset retirement obligation of affiliated companies.

Consumer Products & Services Segment

Total trading transactions rose ¥55.0 billion to ¥2,260.1 billion due to the increased transactions of domestic food related subsidiaries and the contribution of newly acquired food related subsidiaries. Gross profit increased ¥10.3 billion to ¥116.3 billion, reflecting the growth in total trading transactions. Net income increased ¥8.6 billion to ¥12.6 billion because of the recovery of a domestic food wholesale subsidiary that recorded an impairment loss on unutilized fixed assets last year, despite the increase in SG&A expenses of those newly acquired subsidiaries.

Domestic Branches and Offices Segment

Total trading transactions declined ¥82.7 billion to ¥1,701.5 billion mainly due to continued weak domestic demand. Gross profit also decreased by ¥1.4 billion to ¥40.0 billion as total trading transactions decreased. Net income, however, increased ¥4.6 billion to ¥11.6 billion mainly due to the decline in SG&A expenses and the improvement in interest income.

Americas Segment

Total trading transactions increased ¥18.5 billion to ¥1,290.7 billion mainly due to the increase in the transactions in an energy-trading subsidiary. Gross profit declined ¥4.7 billion to ¥39.9 billion due to the decline in the steel products and machinery transactions in Mitsui & Co. (U.S.A.) Inc. Net income declined ¥3.1 billion to ¥0.2 billion primarily due to the antitrust lawsuit settlement in addition to the decline in gross profit.

Europe Segment

Total trading transactions rose ¥98.2 billion to ¥677.5 billion. This increase was due to the increased transactions of non-ferrous metals and crude oil of Mitsui & Co. UK PLC. Gross profit declined ¥2.5 billion to ¥20.0 billion mainly due to the decrease of the transactions in automotive related subsidiaries. Net income declined ¥2.2 billion to ¥0.7 billion, as gross profit declined and due to the impairment on securities of a chemical related associated company and the decline in the transactions of an energy related subsidiary.

Other Overseas Areas Segment

Total trading transactions rose ¥144.1 billion to ¥1,450.6 billion mainly due to the increase in the transactions of trading subsidiaries in Asia. Gross profit increased ¥0.6 billion to ¥24.1 as total trading transactions increased. Net income increased ¥1.6 billion to ¥7.8 billion due to the increase in gross profit and dividend income received by Mitsui & Co. (Hong Kong) Ltd.

2.	Outlook for the Year Ending March 31, 2005 (“Fiscal 2005”)

With regard to the outlook for fiscal 2005, we anticipate total trading transactions of ¥12,000.0 billion, declining ¥281.5 billion, or 2.3%, compared to ¥12,281.5 billion of fiscal 2004, and net income of ¥80.0 billion, increasing ¥11.6 billion, or 17.0%, compared to ¥68.4 billion of fiscal 2004.

These forecasts assume the currency exchange rate of ¥105.00 = U.S.$1.00 and a crude oil price of U.S.$28.00 per barrel (Japan crude cocktail price).

A Cautionary Note on Forward-Looking Statements:

This report contains statements (including figures) regarding Mitsui & Co., Ltd. (“Mitsui”)’s corporate strategies, objectives, and views of future developments that are forward-looking in nature and are not simply reiterations of historical facts. These statements are presented to inform stakeholders of the views of Mitsui’s management but should not be relied on solely in making investment and other decisions. You should be aware that a number of important risk factors could lead to outcomes that differ materially from those presented in such forward-looking statements. These include, but are not limited to, (i) change in economic conditions that may lead to unforeseen developments in markets for products handled by Mitsui, (ii) fluctuations in currency exchange rates that may cause unexpected deterioration in the value of transactions, (iii) adverse political developments that may create unavoidable delays or postponement of transactions and projects, (iv) changes in laws, regulations, or policies in any of the countries where Mitsui conducts its operations that may affect Mitsui’s ability to fulfill its commitments, and (v) significant changes in the competitive environment. In the course of its operations, Mitsui adopts measures to control these and other types of risks, but this does not constitute a guarantee that such measures will be effective.

3.	Financial Conditions

As of March 31, 2004, total assets increased ¥175.5 billion to ¥6,716.0 billion, reflecting mainly increases in unrealized holding gains on available-for-sale securities and equity investments in energy and mineral resources businesses.

Shareholders’ equity increased ¥101.1 billion to 963.3 billion, mainly due to the increases in unrealized holding gains on available-for-sale securities and retained earnings. Shareholders’ equity ratio to total assets increased 1.1% to 14.3%.

During fiscal 2004, we generated ¥100.1 billion of net cash provided by operating activities. Net cash used in investing activities during fiscal 2004 was ¥134.2 billion, which contained expenditures for investments in mineral resources and energy businesses. Accordingly, free cash flow during fiscal 2004 was negative ¥34.1 billion. Net cash used in financing activities after payout of cash dividends was ¥12.2 billion, despite net increase of ¥0.7 billion due to proceeds from issuance of debentures, which was partially offset by repayments of short and long term debt.

As a result, cash and cash equivalents as of March 31, 2004 decreased ¥56.5 billion to ¥638.3 billion compared to the amount as of March 31, 2003.

4.	Dividend

The Board of Directors intends to propose the year-end dividends of ¥4 per share at the Annual General Meeting of Shareholders to be held in June 2004. Total dividends from our earnings for fiscal 2004 will be ¥8 per share, including dividends of ¥4 per share paid for the six-month period ended September 30, 2003.

Overview of our Operations and Principal Activities

We, Mitsui & Co., Ltd and its associated companies, are a general trading company engaging in a range of global business activities including general worldwide trading of various commodities, arranging financing for customers and suppliers in connection with our trading activities, organizing and coordinating industrial projects, participating in financing and investing arrangements, assisting in the procurement of raw materials and equipment, providing new technologies and processes for manufacturing, and coordinating transportation and marketing of finished goods. Our trading activities include the sale, distribution, purchase, marketing and supply of a wide variety of products including iron and steel, non-ferrous metals, machinery, electronics, chemicals, energy-related commodity and products, food products, textiles, general merchandise and real estate. We also participate in the development of natural resources such as oil, gas, iron and steel raw materials. In addition, we engage in strategic business investments whereby we invest our own capital and provide management expertise in the development of joint ventures and new enterprises in certain industries such as information technology, biotechnology and nanotechnology. We also provide a wide range of services in the area of finance, transportation, communication, technology, and support for retail.

As of March 31, 2004, Mitsui has 723 affiliated companies as set forth below.

• overseas subsidiaries	: 246
• domestic subsidiaries	: 178
• overseas associated companies	: 163
• domestic associated companies	: 136

Following are overviews of products and services provided by each of operating segments and major affiliated companies. The numbers in parentheses indicate the number of subsidiaries and associated companies included in each respective operating segment.

Metal Products & Minerals Segment

Our Metal Products & Minerals Segment is engaged in the overseas development of raw materials for iron, steel and non-ferrous metals, and in the domestic and global manufacturing, sale and trading of iron, steel and non-ferrous products.

Subsidiaries (48)
Mitsui Bussan Raw Materials Development Corp., Mitsui Iron Ore Development Pty. Ltd., Mitsui-Itochu Iron Pty. Ltd., Mitsui & Co. Precious Metals, Inc., Mitsui Coal Holdings Pty. Ltd., Raw Materials Development Co., Mitsui & Co., Energy Risk Management Ltd.

Associated companies (40) Nippon Steel Trading Co., Ltd., BHP Mitsui Coal Pty. Ltd., Valepar S.A.

Machinery, Electronics & Information Segment

Machinery, Electronics & Information Segment engages in the following businesses: manufacturing, global marketing and sales, financing, leasing, and services involving electric machineries, industrial plants, transportation equipment and systems, industrial systems, construction equipment, telecommunication systems, motor vehicles and marine and aerospace systems. We are also involved in IT and electronics related solutions business, marketing and sales of IT/electronics related products, components/materials, software and services.

Subsidiaries (81)
Mitsui Bussan Plant & Project Corp., TOYO Officemation, Inc., Mitsui Bussan Aerospace Co., Ltd., Mitsui & Associates Telepark Corporation(*), BSI Co., Ltd., Adam Net Ltd., Xion Holdings, Inc., Tombo Aviation Inc., The MBK Rail Capital Companies, Inc., P.T. Bussan Auto Finance, Mitsui Automotive Europe B.V., Lepta Shipping Co., Ltd.

(*) listed on the second section of Tokyo Stock Exchange in April, 2004

Associated companies (77)
Shin Nippon Air Technologies Co., Ltd., Kioritz Corp., Asia Air Survey Co., Ltd., Nihon Unisys, Ltd., Ferrotec Corporation, QVC Japan, Inc. NextCom K.K., P.T. Paiton Energy, Toyota Canada Inc.

Chemical Segment

The operations of our Chemical Segment include the production, trading, and development of chemical products both in Japan and overseas. We also promote development of new technologies in the fields of nanotechnology and biotechnology.

Subsidiaries (56)
Daito Chemical Co., Ltd., Nikken Fine Chemicals Co., Ltd., Carbon Nanotech Research Institute Inc., Fertilizantes Mitsui S.A Industria e Comercio, Novus International, Inc., P. T. Kaltim Pasifik Amoniak

Associated companies (45) Honshu Chemical Industry Co., Ltd., Sanko Gosei Ltd., Advanced Composites Inc.

Energy Segment

Our Energy Segment is engaged in general trading activities, manufacture, development and distribution of various energy-related products including; crude oil and petroleum products such as gasoline, naphtha, jet fuel, kerosene, diesel oil, fuel oil, asphalt, petroleum coke, lubricants and liquefied petroleum gas, as well as liquefied natural gas.

Subsidiaries (22)
Mitsui Oil & Gas Co., Ltd., Arcadia Petroleum Inc., Wandoo Petroleum Pty., Ltd., Mitsui Gas Development Qatar B.V., Mittwell Energy Resources Pty., Ltd. , Mitsui E&P Middle East B.V., Mitsui LNG Nederland B.V.

Associated companies (13)
Mitsui Oil Exploration Co., Ltd., Kyokuto Petroleum Industries, Ltd., United Petroleum Development Co., Ltd., Japan Australia LNG (MIMI) Pty., Ltd., Sakhalin Energy Investment Co., Ltd.

Consumer Products & Services Segment

The Consumer Products & Services Segment is engaged, in Japan and other various overseas markets all over the world, in the business and operations of trading various consumer-related products and services such as food, textile and fashion, general merchandise, building materials, real estate development including construction, consumer services, services for supporting retailers such as merchandising, logistics and inventory management and investment to the above-mentioned business areas.

Subsidiaries (64) Sanyu Koami Co., Ltd. (*), Mitsui Norin Co., Ltd. Daiichi Broilers Co., Ltd., Bussan Real Estate Development Co., Ltd., Wilsey Foods Inc., MBK Newport Inc., Alta Moda

International Ltd.

(*) altered its corporate name to Mitsui Foods Co., Ltd. in April, 2004.

Associated companies (76)
Mikuni Coca-Cola Bottling Co., Ltd., Shin Mitsui Sugar Co., Ltd., Kadoya Sesame Mills Incorporated, Max Mara Japan Co., Ltd., Sumisho & Mitsuibussan Kenzai Co., Ltd., Nippon Brunswick Co., Ltd., AIM Services Co., Ltd., Alcantara S.p.A

Domestic Branches and Offices Segment

This segment is comprised of domestic branches and offices in areas such as Osaka, Nagoya, Fukuoka and Sapporo to promote our business with customers located in each area.

Subsidiaries (20) Chita Futo Kaisha Ltd., Sadoshima Metal Co., Ltd.

Associated companies (16) TG Missouri Corporation

Americas Segment

Americas Segment trades in various commodities and conducts related businesses led by overseas trading subsidiaries in North, Central and South America. Mitsui & Co. (U.S.A.), Inc. (“Mitsui U.S.A.”) manages the business of the segment as the center of the regional strategy.

Trading subsidiaries (10) Mitsui & Co.(U.S.A.), Inc., Mitsui & Co. (Canada) Ltd., Mitsui Brasileira Importacao e Exportacao S.A.

Subsidiaries (38) Portac Inc., Channel Terminal Corp., Westport Petroleum Inc., Mitsui Comtek Corp., Mitsui Steel Development Co., Inc.

Associated companies (3) Tamco

Europe Segment

Europe Segment trades in various commodities and conducts related businesses led by overseas trading subsidiaries in Europe and Africa. Mitsui & Co. Europe PLC (“Mitsui Europe”) is authorized to manage the business of this segment as the center of its regional strategy. Also, this segment is responsible for carrying out diversified business activities together with its affiliated companies in collaboration with the operating segments of the Head Office.

Trading subsidiaries (16) Mitsui & Co. Europe PLC, Mitsui & Co. UK PLC, Mitsui & Co. Deutschland GmbH

Subsidiaries (9)

Associated companies (8) Companhia Industrial De Resinas Sinteticas

Other Overseas Areas Segment

This segment includes all of our region-based subsidiaries, liaison offices and affiliated companies excluding those in our Domestic Branches and Offices, Americas and Europe Segments. The subsidiaries, liaison offices and affiliated companies in this segment are located primarily in China, the member countries of Association of Southeast Asian

Nations (ASEAN), Oceania, the Middle East and Southwest Asia. Our Overseas Areas Segment is engaged in business activities that are essentially similar to that of Mitsui.

Trading subsidiaries (20)
Mitsui & Co.(Australia) Ltd., Mitsui & Co. (Hong Kong) Ltd., Mitsui & Co., (Thailand) Ltd., Mitsui & Co. (Taiwan) Ltd., Mitsui & Co. (Middle East) E.C., Mitsui & Co. (Shanghai) Ltd.

Subsidiaries (8)

Associated companies (10)

Corporate Headquarters

This segment is engaged in logistics services, financial services and development and sales of information system.

Subsidiaries (32) Mitsui Knowledge Industry Co., Ltd., Bussan Credit Co., Ltd., Mitsuibussan Insurance and Consulting Co., Nitto Logistics Co., Ltd.

Associated companies (11) Mitsui Leasing & Development Ltd., Utoc Corporation

Statements of Consolidated Income

(Millions of Yen)
			Comparison with
		Year Ended	previous period
	Year Ended	March 31, 2003
	March 31, 2004	As restated	Amount	%
Revenues:
Sales of products	¥2,493,993	¥2,324,849	¥169,144
Sales of services	424,838	390,079	34,759
Other sales	61,511	73,223	(11,712)

Total revenues	2,980,342	2,788,151	192,191	6.9

Cost of Revenues:
Cost of products sold	2,295,886	2,137,328	158,558
Cost of services sold	41,437	44,706	(3,269)
Cost of other sales	33,098	37,472	(4,374)

Total cost of revenues	2,370,421	2,219,506	150,915

Gross Profit	609,921	568,645	41,276	7.3

Other Expenses (Income):
Selling, general and administrative	496,375	456,349	40,026
Provision for doubtful receivables	10,188	13,649	(3,461)
Interest expense, net of interest income	890	2,764	(1,874)
Dividend income	(18,448)	(16,266)	(2,182)
Gain on sales of securities — net	(27,465)	(11,026)	(16,439)
Gain on securities contributed to an employee retirement benefit trust	—	(15,831)	15,831
Government grant for transfer of substitutional portion of EPF	(17,224)	—	(17,224)
Loss on write-down of securities	31,024	37,907	(6,883)
(Gain) loss on disposal or sales of property and equipment — net	(3,874)	1,745	(5,619)
Impairment loss of long-lived assets	22,683	23,903	(1,220)
Other expense — net	28,885	10,983	17,902

Total other expenses (income)	523,034	504,177	18,857

Income from Continuing Operations before Income Taxes, Minority Interests and Equity in Earnings	86,887	64,468	22,419	34.8

Income Taxes:
Current	45,019	39,200	5,819
Deferred	(227)	(443)	216

Total	44,792	38,757	6,035

Income from Continuing Operations before Minority Interests and Equity in Earnings	42,095	25,711	16,384	63.7
Minority Interests in Earnings of Subsidiaries	(7,470)	(4,411)	(3,059)
Equity in Earnings of Associated Companies — Net (After Income Tax Effect)	40,078	15,295	24,783

Income from Continuing Operations	74,703	36,595	38,108	104.1

Loss from Discontinued Operations — Net (After Income Tax Effect)	(4,031)	(5,457)	1,426

Cumulative Effect of Change in Accounting Principle (After Income Tax Effect)	(2,285)	—	(2,285)

Net Income	¥68,387	¥31,138	¥37,249	119.6

Total Trading Transactions	¥12,281,517	¥11,477,763	¥803,754	7.0

Notes:	1.	In accordance with SFAS No.144, the figures for the year ended March 31, 2003 relating to discontinued operations have been reclassified.

	2.	The companies changed their revenue presentation in accordance with the SEC Regulation S-X and EITF No. 99-19 and restated the Statement of Consolidated Income for the prior period presented to conform to the current year presentation.

Consolidated Balance Sheets

(Millions of Yen)
	March 31,	March 31,	Increase/
	2004	2003	(Decrease)
ASSETS
Current Assets:
Cash and cash equivalents	¥638,299	¥694,813	¥(56,514)
Time deposits	46,710	37,702	9,008
Marketable securities	29,337	64,487	(35,150)
Trade receivables:
Notes and loans, less unearned interest	467,380	467,820	(440)
Accounts	1,706,850	1,589,379	117,471
Associated companies	186,373	195,411	(9,038)
Allowance for doubtful receivables	(22,498)	(21,236)	(1,262)
Inventories	513,016	488,672	24,344
Advance payments to suppliers	62,038	57,090	4,948
Deferred tax assets — current	31,473	35,819	(4,346)
Other current assets	275,496	221,787	53,709

Total current assets	3,934,474	3,831,744	102,730

Investments and Non-current Receivables:
Investments in and advances to associated companies	726,521	584,511	142,010
Other investments	617,189	525,063	92,126
Non-current receivables, less unearned interest	485,446	674,681	(189,235)
Allowance for doubtful receivables	(110,098)	(139,793)	29,695
Property leased to others — at cost, less accumulated depreciation	230,311	240,304	(9,993)

Total investments and non-current receivables	1,949,369	1,884,766	64,603

Property and Equipment — at Cost:
Land, land improvements and timberlands	220,842	232,469	(11,627)
Buildings, including leasehold improvements	329,405	347,408	(18,003)
Equipment and fixtures	395,010	342,012	52,998
Vessels	18,215	19,970	(1,755)
Projects in progress	26,224	20,801	5,423

Total	989,696	962,660	27,036
Accumulated depreciation	(412,874)	(391,733)	(21,141)

Net property and equipment	576,822	570,927	5,895

Intangible Assets, less Accumulated Amortization	113,126	71,179	41,947

Deferred Tax Assets — Non-current	32,406	53,527	(21,121)

Other Assets	109,831	128,377	(18,546)

Total	¥6,716,028	¥6,540,520	¥175,508

Note:	The companies changed their policy regarding which items to be treated as cash equivalents on April 1, 2003.
In relation to this change, the amounts of cash and cash equivalents and marketable securities as of March 31, 2003 have been restated.

(Millions of Yen)
	March 31,	March 31,	Increase/
	2004	2003	(Decrease)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Short-term debt	¥646,746	¥690,881	¥(44,135)
Current maturities of long-term debt	357,675	417,063	(59,388)
Trade payables:
Notes and acceptances	124,321	124,276	45
Accounts	1,467,516	1,417,472	50,044
Associated companies	76,360	77,033	(673)
Accrued expenses:
Income taxes	32,628	23,076	9,552
Interest	20,210	23,633	(3,423)
Other	39,522	39,681	(159)
Advances from customers	83,273	73,155	10,118
Other current liabilities	185,534	139,060	46,474

Total current liabilities	3,033,785	3,025,330	8,455

Long-term Debt, less Current Maturities	2,541,221	2,500,470	40,751

Accrued Pension Costs and Liability for Severance Indemnities	52,296	53,148	(852)

Deferred Tax Liabilities — Non-current	47,387	31,459	15,928

Minority Interests	78,061	67,966	10,095

Shareholders’ Equity:
Common stock	192,487	192,487	—
Capital surplus	287,763	287,756	7
Retained earnings:
Appropriated for legal reserve	36,633	36,382	251
Unappropriated	549,521	494,038	55,483
Accumulated other comprehensive income (loss):
Unrealized holding gains and losses on available-for-sale securities	69,729	3,405	66,324
Foreign currency translation adjustments	(161,454)	(141,053)	(20,401)
Minimum pension liability adjustment	(5,743)	(6,731)	988
Net unrealized gains and losses on derivatives	(3,996)	(2,759)	(1,237)

Total accumulated other comprehensive loss	(101,464)	(147,138)	45,674

Treasury stock, at cost	(1,662)	(1,378)	(284)

Total shareholders’ equity	963,278	862,147	101,131

Total	¥6,716,028	¥6,540,520	¥175,508

Statements of Consolidated Shareholders’ Equity

(Millions of Yen)
	Year Ended	Year Ended
	March 31, 2004	March 31, 2003

Common Stock:
Balance at beginning of year	¥192,487	¥192,487

Balance at end of year	¥192,487	¥192,487

Capital Surplus:
Balance at beginning of year	¥287,756	¥287,756
Gain on sales of treasury stock	7	—

Balance at end of year	¥287,763	¥287,756

Retained Earnings:
Appropriated for Legal Reserve:
Balance at beginning of year	¥36,382	¥35,873
Transfer from unappropriated retained earnings	251	509

Balance at end of year	¥36,633	¥36,382

Unappropriated:
Balance at beginning of year	¥494,038	¥476,074
Net income	68,387	31,138
Cash dividends paid	(12,653)	(12,665)
(annual rate per share: 2004 ¥8.0; 2003 ¥8.0)
Transfer to retained earnings appropriated for legal reserve	(251)	(509)

Balance at end of year	¥549,521	¥494,038

Accumulated Other Comprehensive Income (Loss) (After Income Tax Effect):
Balance at beginning of year	¥(147,138)	¥(76,918)
Unrealized holding gains and losses on available-for-sale securities	66,324	(40,841)
Foreign currency translation adjustments	(20,401)	(22,384)
Minimum pension liability adjustment	988	(6,358)
Net unrealized gains and losses on derivatives	(1,237)	(637)

Balance at end of year	¥(101,464)	¥(147,138)

Treasury Stock, at Cost
Balance at beginning of year	¥(1,378)	¥(302)
Purchases of treasury stock	(356)	(1,076)
Sales of treasury stock	72	—

Balance at end of year	¥(1,662)	¥(1,378)

Note:	Appropriations of retained earnings are reflected in the financial statements the year following shareholders’ approval.

(Millions of Yen)
	Year Ended March 31, 2004	Year Ended March 31, 2003

Summary of Changes in Equity from Nonowner Sources (Comprehensive Income (Loss)):
Net income	¥68,387	¥31,138

Other comprehensive income (loss) (after income tax effect):
Unrealized holding gains and losses on available-for-sale securities	66,324	(40,841)
Foreign currency translation adjustments	(20,401)	(22,384)
Minimum pension liability adjustment	988	(6,358)
Net unrealized gains and losses on derivatives	(1,237)	(637)

Changes in equity from nonowner sources	¥114,061	¥(39,082)

Statements of Consolidated Cash Flows

(Millions of Yen)
	Year ended	Year ended
	March 31, 2004	March 31, 2003

Operating Activities:
Net income	¥68,387	¥31,138
Adjustments to reconcile net income to net cash provided by operating activities:
Loss from discontinued operations — net (after income tax effect)	4,031	5,457
Cumulative effect of change in accounting principle (after income tax effect)	2,285	—
Depreciation and amortization	66,130	58,331
Provision for doubtful receivables	10,188	13,649
Pension and severance costs, less payments	18,217	(9,660)
Equity in earnings of associated companies, less dividends received	(21,364)	(2,258)
Deferred income taxes	(227)	(443)
Gain on sales of securities — net	(27,465)	(11,026)
Gain on securities contributed to an employee retirement benefit trust	—	(15,831)
Loss on write-down of securities	31,024	37,907
(Gain) loss on disposal or sales of property and equipment — net	(3,874)	1,745
Impairment loss of long-lived assets	22,683	23,903
Increase in trade receivables	(126,259)	(42,647)
Increase in inventories	(32,689)	(27,512)
Increase (decrease) in trade payables	45,549	(12,703)
Other — net	43,463	2,098

Net cash provided by operating activities	100,079	52,148

Investing Activities:
Net (increase) decrease in time deposit	(9,603)	40,220
Investments in and advances to associated companies	(203,380)	(63,769)
Sales of investments in and collection of advances to associated companies	67,772	10,111
Acquisitions of other investments	(174,221)	(209,327)
Proceeds from sales of other investments	204,935	251,276
Increase in long-term loan receivables	(42,768)	(56,169)
Collection of long-term loan receivables	76,384	84,445
Additions to property leased to others and property and equipment	(113,197)	(123,216)
Proceeds from sales of property leased to others and property and equipment	59,924	62,186

Net cash used in investing activities	(134,154)	(4,243)

Financing Activities:
Net (decrease) increase in short-term debt	(71,759)	94,026
Proceeds from long-term debt	636,957	509,517
Repayments of long-term debt	(564,529)	(571,968)
Purchases of treasury stock — net	(264)	(1,086)
Payments of cash dividends	(12,653)	(12,665)

Net cash (used in) provided by financing activities	(12,248)	17,824

Effect of Exchange Rate Changes on Cash and Cash Equivalents	(10,191)	(4,499)

Net (Decrease) Increase in Cash and Cash Equivalents	(56,514)	61,230
Cash and Cash Equivalents at Beginning of Year	694,813	633,583

Cash and Cash Equivalents at End of Year	¥638,299	¥694,813

Notes: 1.	In accordance with SFAS No.144, the figures for the year ended March 31, 2003 relating to discontinued operations have been reclassified.

2.	The companies changed their policy regarding which items to be treated as cash equivalents on April 1, 2003. The figures for the year ended March 31, 2003 have been restated.

Basis of Financial Statements and Summary of
Significant Accounting Policies

I.	Basis of Financial Statements

The accompanying consolidated financial statements of Mitsui & Co., Ltd. (the “Company”) and its subsidiaries (collectively, the “companies”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

II.	Summary of Significant Accounting Policies

(1)	Inventories

Inventories, consisting mainly of commodities and materials for resale, are stated at the lower of cost, principally on the specific-identification basis, or market.

(2)	Debt and marketable equity securities

The companies classify debt and marketable equity securities, at acquisition, into one of three categories: held-to-maturity, available-for-sale or trading under provisions of Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities.”

Trading securities are carried at fair value and unrealized holding gains and losses are included in earnings. Debt securities are classified as held-to-maturity and measured at amortized cost in the Consolidated Balance Sheets only if the companies have the positive intent and ability to hold those securities to maturity. Premiums and discounts amortized in the period are included in interest expense, net of interest income.

Debt and marketable equity securities other than those classified as trading or held-to-maturity securities are classified as available-for-sale securities and carried at fair value with such unrealized holding gains and losses reported as “Unrealized holding gains and losses on available-for-sale securities” in the Shareholders’ Equity after income tax effects.

(3)	Depreciation

Depreciation of property and equipment (including property leased to others) is computed principally under the declining-balance method for assets located in Japan and under the straight-line method for assets located outside Japan, using rates based upon the estimated useful lives of the related property and equipment.

Leasehold improvements are amortized over the lesser of the useful life of the improvement or the term of the underlying lease.

(4)	Pension and severance indemnities plans

The companies have pension plans and/or severance indemnities plans covering substantially all employees other than directors. The costs of the pension plans and severance indemnities plans are accrued based on amounts determined using actuarial methods in accordance with SFAS No. 87, “Employers’ Accounting for Pensions.”

In January 2003, the Financial Accounting Standard Board (“FASB”) Emerging Issues Task Force (“EITF”) reached a final consensus on Issue No. 03-2 (“EITF No. 03-2”), “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities.”

EITF No. 03-2 addresses accounting for a transfer to the Japanese government of a substitutional portion of an Employee Pension Fund Plan (“EPF”), which is a defined benefit pension plan established under the Welfare Pension Insurance Law. EITF No. 03-2 requires employers to account for the entire separation process of a substitutional portion from an entire plan (including a corporate portion) upon completion of the transfer to the government of the substitutional portion of the benefit obligation and related plan assets as the culmination of a series of steps in a single settlement transaction. EPF of the Company received approval from the government for an exemption from the obligation to pay benefits for past employee service related to the substitutional portion on January 1, 2004 and the transfer process was completed on March 12, 2004. In accordance with EITF No. 03-2, the settlement loss of ¥10,508 million and the gain on de-recognition of ¥2,183 million of the previously accrued salary progression were recorded in net periodic pension costs upon completion of the entire process, while the difference of ¥17,224 million between the obligation settled and the assets transferred to the Japanese government was accounted for and disclosed separately as government grant for transfer of substitutional portion of EPF on the face of the Statements of Consolidated Income.

(5)	Derivative instruments and hedging activities

All derivative instruments are recognized and measured at fair value as either assets or liabilities and changes in the fair value are currently recognized in earnings or reported as “Net unrealized gains and losses on derivatives” in Shareholders’ Equity after income tax effects, depending on the intended use of the derivative instruments and its resulting hedge designation.

(6)	Business combinations and intangible assets

Under provisions of SFAS No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets,” all business combinations are accounted for using the purchase method, and goodwill acquired upon business combinations and indefinite-lived intangible assets are tested for impairment annually or more frequently if impairment indicators arise.

(7)	Discontinued operations

The companies present the results of discontinued operations (including operations of a subsidiary that either has been disposed of or is classified as held for sale) as a separate line item in the Statements of Consolidated Income under “Loss from Discontinued Operations — Net (After Income Tax Effect)” in accordance with SFAS No. 144. The amounts in the Statements of Consolidated Income and the Statements of Consolidated Cash Flows for the previous periods have been reclassified.

(8)	Asset retirement obligations

On April 1, 2003, the companies adopted SFAS No. 143, “Accounting for Asset Retirement Obligations.” SFAS No. 143 requires entities to record a liability for an asset retirement obligation at fair value in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes the related cost by increasing the carrying amount of the long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. The companies recognized the cumulative effect of initially applying SFAS No. 143 as a separate line item in the Statements of Consolidated Income under “Cumulative Effect of Change in Accounting Principle (After Income Tax Effect),” which represents the difference between the amounts recognized in the Consolidated Balance Sheets prior to the application of SFAS No. 143 and the net amount that is recognized in the Consolidated Balance Sheets pursuant to provisions of SFAS No. 143 for the asset retirement obligations and related costs as of April 1, 2003.

(9)	Revenue presentation

As a result of a careful review of the revenue presentation on the face of the Statements of Consolidated Income, subsequent to the issuance of the consolidated financial statements for the year ended March 31, 2003, the companies determined to classify their revenues by major classes and report certain revenue transactions with corresponding costs on a gross basis for the year ended March 31, 2004 as required by the SEC Regulation S-X, Rule 5-03 and EITF No. 99-19. Specifically, the companies classified their revenues into “Sales of products,” “Sales of services” and “Other sales” with corresponding cost of sales and restated the Statements of Consolidated Income for all prior periods presented to conform to the current year presentation. The adoption of this principle and the application to the consolidated financial statements had no impact on gross profits, net income or shareholders’ equity.

(10)	Derivative contracts held for trading purposes and contracts involved in energy trading and risk management activities

In consideration of a consensus relating to the presentation of gains and losses on derivative instruments held for trading purposes under EITF No. 02-3, “Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities,” all gains and losses on forward contracts held by certain foreign subsidiaries for trading purposes for crude oil and oil products, which are also derivatives, are shown net in Total Trading Transactions effective April 1, 2003. In relation to this change, the Statements of Consolidated Income for the year ended March 31, 2003 have been restated.

(11)	Cash and cash equivalents

On April 1, 2003, the companies changed their accounting policy regarding which items to be treated as cash equivalents in the Consolidated Balance Sheets and the Statements of Consolidated Cash Flows. Cash and cash equivalents formerly included cash, certificates of deposit and time deposits with original maturities of three months or less. In addition to the above, the companies decided to include financing bills and commercial papers with original maturities of three months or less, which are readily convertible into cash and have no significant risk of change in value, as cash equivalents. This change reflects the recent change in the companies’ short-term cash management policies and has been made to more fairly present their operating cash management activities in the Consolidated Balance Sheets and the Statements of Consolidated Cash Flows.

In relation to this change, the amounts in the Consolidated Balance Sheets and the Statements of Consolidated Cash Flows for the prior periods have been restated. As a result of this restatement, cash and cash equivalents increased by ¥34,597 million and marketable securities decreased by the same amounts in the Consolidated Balance Sheets as of March 31, 2003. Also, net cash used in investing activities decreased by ¥9,001 million in the Statements of Consolidated Cash Flows for the year ended March 31, 2003.

In addition, cash and cash equivalents increased by ¥157,996 million and marketable securities decreased by the same amount in the Consolidated Balance Sheets as of March 31, 2004, and net cash used in investing activities decreased by ¥123,399 million in the Statements of Consolidated Cash Flows for the year ended March 31, 2004, compared with the amounts based on the previous accounting policy.

(12)	Consolidation of variable interest entities

The FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities — an Interpretation of ARB No. 51” in January 2003 and revised the interpretation in December 2003. This interpretation addresses consolidation by a primary beneficiary of a variable interest entity. The application of this interpretation did not have material impact on the Statements of Consolidated Income for the year ended March 31, 2004.

(13)	Reclassification

Certain reclassifications have been made to prior year amounts to conform to the current year presentation.

Net Income per Share

The following is a reconciliation of basic net income per share to diluted net income per share for the years ended March 31, 2004 and 2003:

Year ended March 31, 2004 (from April 1, 2003 to March 31, 2004)

	Net income	Shares
	(numerator)	(denominator)	Per share amount
	Millions of Yen	In Thousands	Yen

Basic Net Income per Share:
Net income available to common shareholders	68,387	1,581,195	43.25
Effect of Dilutive Securities:
1.05% convertible bonds due 2009	581	105,319

Diluted Net Income per Share:
Net income available to common shareholders after effect of dilutive securities	68,968	1,686,514	40.89

Year ended March 31, 2003 (from April 1, 2002 to March 31, 2003)

	Net income	Shares
	(numerator)	(denominator)	Per share amount
	Millions of Yen	In Thousands	Yen

Basic Net Income per Share:
Net income available to common shareholders	31,138	1,582,278	19.68
Effect of Dilutive Securities:
1.5% convertible bonds redeemed on March 31, 2003	189	19,266
1.05% convertible bonds due 2009	581	105,319

Diluted Net Income per Share:
Net income available to common shareholders after effect of dilutive securities	31,908	1,706,863	18.69

Segment Information

1.	Operating Segment Information

Year ended March 31, 2004 (from April 1, 2003 to March 31, 2004)

(Millions of Yen)

		Machinery,			Consumer	Domestic
	Metal Products	Electronics &			Products	Branches
	& Minerals	Information	Chemical	Energy	& Services	and Offices

Total Trading Transactions:
External customers	1,782,451	2,492,357	1,299,021	1,255,820	2,125,075	1,472,648
Intersegment	280,678	134,145	415,753	100,189	135,058	228,847

Total	2,063,129	2,626,502	1,714,774	1,356,009	2,260,133	1,701,495

Gross Profit	77,452	128,357	83,003	53,814	116,254	39,962

Operating Income (Loss)	30,547	23,683	29,319	21,686	20,026	9,540

Net Income (Loss)	23,591	7,298	10,000	23,954	12,554	11,606

Total Assets at March 31, 2004	1,099,185	1,216,319	542,868	565,535	907,929	453,031

			Other	Corporate and	Consolidated
	Americas	Europe	Overseas Areas	Eliminations	Total

Total Trading Transactions:
External customers	842,324	342,286	624,435	45,100	12,281,517
Intersegment	448,399	335,262	826,195	(2,904,526)	—

Total	1,290,723	677,548	1,450,630	(2,859,426)	12,281,517

Gross Profit	39,871	19,965	24,060	27,183	609,921

Operating Income (Loss)	7,691	3,030	(1,062)	(23,878)	120,582

Net Income (Loss)	161	693	7,758	(29,228)	68,387

Total Assets at March 31, 2004	399,599	247,574	220,862	1,063,126	6,716,028

Year ended March 31, 2003 (from April 1, 2002 to March 31, 2003)

(Millions of Yen)

		Machinery,			Consumer	Domestic
	Metal Products	Electronics &			Products	Branches
	& Minerals	Information	Chemical	Energy	& Services	and Offices

Total Trading Transactions:
External customers	1,612,401	2,294,414	1,099,142	1,083,326	2,077,329	1,547,002
Intersegment	265,050	162,294	322,658	40,886	127,811	237,165

Total	1,877,451	2,456,708	1,421,800	1,124,212	2,205,140	1,784,167

Gross Profit	70,674	117,987	60,871	53,027	105,947	41,405

Operating Income (Loss)	25,722	10,607	16,248	25,541	19,897	6,760

Net Income (Loss)	14,944	(4,916)	(5,850)	22,605	3,983	6,994

Total Assets at March 31, 2003	887,517	1,250,695	484,628	572,660	803,842	488,026

			Other	Corporate and	Consolidated
	Americas	Europe	Overseas Areas	Eliminations	Total

Total Trading Transactions:
External customers	786,707	355,061	577,425	44,956	11,477,763
Intersegment	485,566	224,247	729,116	(2,594,793)	—

Total	1,272,273	579,308	1,306,541	(2,549,837)	11,477,763

Gross Profit	44,584	22,470	23,503	28,177	568,645

Operating Income (Loss)	9,485	4,163	(1,931)	(17,845)	98,647

Net Income (Loss)	3,291	2,845	6,193	(18,951)	31,138

Total Assets at March 31, 2003	412,659	218,304	208,318	1,213,871	6,540,520

Notes: 1.	In accordance with SFAS No. 144, the figures of “Consolidated Total” for the year ended March 31, 2003 have been reclassified. The reclassifications to “Loss from Discontinued Operations — Net (After Income Tax Effect)” are included in “Corporate and Eliminations.”

2.	Net loss of “Corporate and Eliminations” for the year ended March 31, 2004 includes a) a charge of ¥13,756 million for pension related items and b) ¥10,444 million in impairment losses of long-lived assets (all amounts are after income tax effects). Net loss of “Corporate and Eliminations” for the year ended March 31, 2003 includes, a) a charge of ¥7,485 million for an early retirement support program, b) ¥5,814 million in losses on write-down of marketable securities, c) ¥3,142 million in losses on sale of marketable securities (all amounts are after income tax effects).

3.	Total assets of “Corporate and Eliminations” at March 31, 2004 and 2003 include corporate assets, consisting primarily of cash and cash equivalents and time deposits maintained with regard to corporate finance activities and assets of certain subsidiaries operating with corporate departments.

4.	Transfers between operating segments are made at cost plus a markup.

5.	Operating Income (Loss) reflects the companies’ a) Gross Profit, b) Selling, general and administrative expenses, and c) Provision for doubtful receivables.

6.	All gains and losses on forward contracts held by certain foreign subsidiaries for trading purposes for crude oil and oil products, which are also derivatives, are shown net in Total Trading Transactions effective April 1, 2003. In relation to this change, the figures for the year ended March 31, 2003 have been restated.

2.	Geographic Area Segment Information

Year ended March 31, 2004 (from April 1, 2003 to March 31, 2004)

(Millions of Yen)

	Japan	North America	Europe	Asia	Oceania	Other Areas	Eliminations	Consolidated

Total Trading Transactions:
Outside	9,804,031	968,231	586,874	640,561	72,503	209,317	—	12,281,517
Interarea	804,392	350,162	190,802	361,458	231,769	306,533	(2,245,116)	—

Total	10,608,423	1,318,393	777,676	1,002,019	304,272	515,850	(2,245,116)	12,281,517

Operating Income	56,711	15,845	4,548	11,161	19,890	11,879	548	120,582

Identifiable Assets at March 31, 2004	5,439,108	841,069	598,401	390,213	255,221	220,098	(1,754,603)	5,989,507

Investments in and advances to associated companies								726,521

Total Assets at March 31, 2004								6,716,028

Year ended March 31, 2003 (from April 1, 2002 to March 31, 2003)

(Millions of Yen)

	Japan	North America	Europe	Asia	Oceania	Other Areas	Eliminations	Consolidated

Total Trading Transactions:
Outside	9,302,531	917,494	514,841	486,494	72,339	184,064	—	11,477,763
Interarea	597,822	348,246	172,020	248,110	289,626	273,474	(1,929,298)	—

Total	9,900,353	1,265,740	686,861	734,604	361,965	457,538	(1,929,298)	11,477,763

Operating Income	31,954	16,897	7,376	6,623	24,444	10,763	590	98,647

Identifiable Assets at March 31, 2003	5,291,886	828,821	574,381	431,606	211,941	205,106	(1,587,732)	5,956,009

Investments in and advances to associated companies								584,511

Total Assets at March 31, 2003								6,540,520

Notes:

1.	In addition to the disclosure based on SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” the Company discloses this segment information as supplemental information in light of the disclosure requirements of the Japanese Securities and Exchange Law.

2.	In accordance with SFAS No. 144, the results of discontinued operations are eliminated from Total Trading Transactions and Operating Income in each geographic area segment. The figures for the year ended March 31, 2003 have been reclassified.

3.	Other Areas consist principally of Latin America and the Middle East.

4.	Transfers between geographic areas are made at cost plus a markup.

5.	Operating Income reflects the companies’ a) Gross Profit, b) Selling, general and administrative expenses, and c) Provision for doubtful receivables.

6.	All gains and losses on forward contracts held by certain foreign subsidiaries for trading purposes for crude oil and oil products, which are also derivatives, are shown net in Total Trading Transactions effective April 1, 2003. In relation to this change, the figures for the year ended March 31, 2003 have been restated.

Marketable Securities

Debt and Equity Securities

At March 31, 2004 and March 31, 2003, the aggregate cost, fair value and unrealized holding gains-net on available-for-sale securities and the amortized cost, fair value and unrealized holding gains-net on held-to-maturity debt securities were as follows:

March 31, 2004:

(Millions of Yen)

			Unrealized Holding
	Aggregate Cost	Fair Value	Gains-net

Available-for-sale:
Marketable equity securities	178,609	297,018	118,409
Foreign debentures, commercial paper and other debt securities	206,429	206,551	122

			Unrealized Holding
	Amortized Cost	Fair Value	Gains-net

Held-to-maturity debt securities, consisting principally of foreign debentures	2,106	2,106	0

March 31, 2003:

(Millions of Yen)

			Unrealized Holding
	Aggregate Cost	Fair Value	Gains-net

Available-for-sale:
Marketable equity securities	140,475	156,146	15,671
Foreign debentures, commercial paper and other debt securities	130,091	130,175	84

			Unrealized Holding
	Amortized Cost	Fair Value	Gains-net

Held-to-maturity debt securities, consisting principally of foreign debentures	16,793	16,804	11

Retirement Benefits

1.	Summary of Pension and Other Severance Indemnities Plan

The Company and certain subsidiaries have non-contributory defined benefit pension plans and contributory defined benefit pension plans, covering substantially all employees other than directors. In addition, the Company and certain subsidiaries have unfunded severance indemnities plans. Benefits under the plans are based on the level of compensation at retirement, or earlier termination of employment, and the length of service.

The Company’s Employee Pension Fund Plan (“EPF”) was approved by Japanese Minister of Health, Labour and Welfare for an exemption from the obligation to pay benefits for past employee service related to the substitutional portion on January 1, 2004, and transferred the substitutional portion and related plan assets to the government on March 12, 2004.

In accordance with EITF No. 03-2, the settlement loss of ¥10,508 million and the gain on de-recognition of ¥2,183 million of the previously accrued salary progression were recorded in net periodic pension costs upon completion of the entire process, while the difference of ¥17,224 million between the obligation settled and the assets transferred to the Japanese government was accounted for and disclosed separately as government grant for transfer of substitutional portion of EPF on the face of the Statements of Consolidated Income.

The remaining corporate portion of EPF was transferred to the Company’s Corporate Pension Fund.

2.	Retirement Benefit Costs and Retirement Benefit Obligation Recognized in the Consolidated Balance Sheets

(1)	Pension and severance indemnities costs
Net periodic pension costs under defined benefit pension plans of the companies for the years ended March 31, 2004 and 2003 were as follows:

(Millions of yen)

Year ended March 31, 2004	Year ended March 31, 2003
(April 1, 2003 - March 31, 2004)	(April 1, 2002 - March 31, 2003)

41,320	21,639

(2)	Pension and severance indemnities obligation recognized in the Consolidated Balance Sheets
Pension and severance indemnities obligation the companies recognized in the Consolidated Balance Sheets at March 31, 2004 and 2003 were as follows:

(Millions of yen)

	March 31, 2004	March 31, 2003

Intangible assets	112	180
Other assets (prepaid pension costs)	102,872	119,727
Accrued pension costs and liability for severance indemnities	(52,296)	(53,148)
Accumulated other comprehensive loss (before income tax effect)	9,308	13,663

(3)	Actuarial Assumptions

	March 31, 2004	March 31, 2003

Discount rate	Primarily 2.25%	Primarily 2.25%
Expected long-term rate of return on plan assets	Primarily 3.50%	Primarily 3.50%